==============================================================================

                               UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                                SCHEDULE 13D

                 Under the Securities Exchange Act of 1934

                           JONES INTERCABLE, INC.
                              (Name of Issuer)

                            CLASS A COMMON STOCK
                               $.01 PAR VALUE
                       (Title of Class of Securities)

                                 480206-200
                               (CUSIP Number)

                       BELL CANADA INTERNATIONAL INC.
                     (Name of Persons Filing Statement)

                              Martine Turcotte
                              General Counsel
                       Bell Canada International Inc.
               1000, rue de la Gauchetiere West, Bureau 1100
                              Montreal, Quebec
                               Canada H3B 4Y8
                          Tel. No.: (514) 392-2340
                   (Name, Address and Telephone Number of
                    Person Authorized to Receive Notices
                            and Communications)

                               March 25, 1994
                  (Date of Event which Requires Filing of
                              this Statement)


             If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following:[ ].

             Check the following box if a fee is being paid with this statement: [X].

                         Exhibit Index at Page 25

                                Page 1 of 93
==============================================================================


                                SCHEDULE 13D
______________________________             ________________________________
|                            |             |                              |
|CUSIP No. 480206-200        |             | Page   2    of   93   Pages  |
|____________________________|             |______________________________|
___________________________________________________________________________
|  1 | NAME OF REPORTING PERSON                                           |
|    | S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON                  |
|    |                                                                    |
|    |    Bell Canada International Inc.                                  |
|____|____________________________________________________________________|
|  2 | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  |
|    |                                                                 _  |
|    |    Not applicable                                          (a) |_| |
|    |                                                                 _  |
|    |                                                            (b) |_| |
|    |                                                                    |
|____|____________________________________________________________________|
|  3 | SEC USE ONLY                                                       |
|    |                                                                    |
|____|____________________________________________________________________|
|  4 | SOURCE OF FUNDS*                                                   |
|    |    AF                                                              |
|____|____________________________________________________________________|
|  5 | CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED        _  |
|    | PURSUANT TO ITEMS 2(d) or 2(e)                                 |_| |
|    |    Not Applicable                                                  |
|____|____________________________________________________________________|
|  6 | CITIZENSHIP OR PLACE OF ORGANIZATION                               |
|    |    Canada                                                          |
|____|____________________________________________________________________|
|                    |  7 | SOLE VOTING POWER                             |
|                    |    |    2,500,000                                  |
|   NUMBER OF        |____|_______________________________________________|
|    SHARES          |  8 | SHARED VOTING POWER                           |
|  BENEFICIALLY      |    |    0                                          |
|   OWNED BY         |____|_______________________________________________|
|     EACH           |  9 | SOLE DISPOSITIVE POWER                        |
|   REPORTING        |    |    2,500,000                                  |
|    PERSON          |____|_______________________________________________|
|     WITH           | 10 | SHARED DISPOSITIVE POWER                      |
|                    |    |    0                                          |
|____________________|____|_______________________________________________|
| 11 | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON       |
|    |    2,500,000                                                       |
|____|____________________________________________________________________|
| 12 | CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES          _  |
|    | CERTAIN SHARES*    Not applicable                              |_| |
|____|____________________________________________________________________|
| 13 | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                 |
|    |    16.9%                                                           |
|____|____________________________________________________________________|
| 14 | TYPE OF REPORTING PERSON*                                          |
|    |    CO                                                              |
|____|____________________________________________________________________|
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
SEC 1746 (9-88)


        ITEM 1.  SECURITY AND COMPANY.
                 --------------------

                  The class of equity securities to which this statement relates is the Class A Common Stock, $.01 par value per share (the "Class A Common Stock"), of Jones Intercable, Inc., a Colorado corporation (the "Company"). The principal executive offices of the Company are located at 9697 East Mineral Avenue, Englewood, Colorado 80112.

        ITEM 2.  IDENTITY AND BACKGROUND.
                 -----------------------

                  The name of the person filing this statement is Bell Canada International Inc., a corporation incorporated under the Canada Business Corporations Act ("BCI"). The address of the principal business and the principal office of BCI is 1000, rue de la Gauchetiere West, Bureau 1100, Montreal, Quebec, Canada H3B 4Y8. BCI is a corporation holding and pursuing various international telecommunications investments and provides telecommunications consulting services.

                  BCI owns all of the outstanding common stock of Bell Canada International BVI III Limited, a British Virgin Islands international business corporation ("Bell BVI"). Bell BVI was incorporated by BCI on March 22, 1994 for the purpose of holding BCI's investment in the Company. The address of the principal business and principal office of Bell BVI is Arawak Chambers, Main Street, Road Town, Tortola, British Virgin Islands.

                  BCI is a wholly-owned subsidiary of BCE Telecom International Inc., a corporation incorporated under the Canada Business Corporations Act ("BCETI"), which is a holding company. The address of the principal business and the principal office of BCETI is 1000, rue de la Gauchetiere West, Bureau 1100, Montreal, Quebec, Canada H3B 4Y8. Pursuant to a reorganization effective as of January 31, 1994 (the "Reorganization"), BCI acquired certain interests of BCETI, including all of BCETI's rights and obligations under the letter of intent with the Company described below in Item 6.

                  BCETI is a wholly owned subsidiary of BCE Inc., a corporation incorporated under the Canada Business Corporations Act ("BCE"). The address of the principal business and the principal office of BCE is 1000 rue de la Gauchetiere West, Bureau 3700, Montreal, Quebec, Canada H3B 4Y7. BCE is Canada's largest telecommunications company.

                  The name, business address, present principal occupation or employment, and citizenship of each director and executive officer of each of BCI, Bell BVI, BCETI and BCE is set forth on Schedule A, B, C and D, respectively.

                  For purposes of this Schedule 13D, "Bell Canada
        Entities" means BCI, Bell BVI, BCETI and BCE.

                  During the last five years, none of the Bell
        Canada Entities, nor any other person controlling any of the Bell Canada Entities, nor, to the best of BCI's knowledge, any of the persons listed on Schedule A, B, C or D attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
                 -------------------------------------------------

                  As described below, the aggregate purchase price for the 2,500,000 shares of Class A Common Stock (the "Shares") purchased from the Company was $55,000,000. Such price was contributed to the capital of Bell BVI by BCI, which funded such amount by way of an interest bearing demand loan from its ultimate parent company, BCE. The loan bears interest at 30-day LIBOR plus 50 basis points.

        ITEM 4.  PURPOSE OF TRANSACTION.
                 ----------------------

                  BCI has acquired the Shares for the purpose of investment and as part of a proposed strategic relationship with the Company and certain of its affiliates. As described below, BCI currently is negotiating definitive agreements with the Company, Glenn R. Jones, Chairman of the Board and Chief Executive Officer of the Company ("Mr. Jones"), and Jones International, Ltd. ("International"), a wholly owned subsidiary of Mr. Jones, pursuant to which BCI would purchase (i) from the Company an additional 7,500,000 shares of Class A Common Stock at a price of $27.50 per share and (ii) from Mr. Jones and International an option on approximately 2,700,000 shares of Common Stock, $.01 par value per share (the "Common Stock"), of the Company, which shares represent a majority of the outstanding Common Stock and give the holder the power to elect 75% of the Board of Directors of the Company. Among other things, the parties currently contemplate that BCI will have (i) the right to nominate three members of the Board of Directors of the Company, (ii) notice and consent rights over certain actions by the Company and (iii) pre-emptive rights to maintain its equity interest in the Company. See Item 6 -- Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company. There can be no assurance that any such transactions will be consummated or as to the timing or exact terms thereof.

                  On December 23, 1993, BCE filed a Notification and Report Form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, to enable BCI to acquire 50% or more of the capital stock of the Company.
        The waiting period with respect to such filing expired on January 26, 1994.

                  BCI intends to review periodically the Company's business affairs, financial position and prospects. Based on such evaluation and review, as well as the status of its negotiations with the Company, Mr. Jones and International, and general economic and industry conditions existing at the time, BCI may consider from time to time various alternative courses of action. Such actions may include the acquisition of additional shares of Class A Common Stock or Common Stock through open market purchases, privately negotiated transactions, tender offer, exchange offer or otherwise. Alternatively, such actions may involve the sale of all or a portion of the Shares in the open market, in privately negotiated transactions, through a registered public offering or otherwise.

                  There can be no assurance that BCI will purchase any additional shares of Class A Common Stock or Common Stock, obtain control of the Company or take any of the other actions enumerated above. Except as set forth above, none of the Bell Canada Entities, any person controlling the Bell Canada Entities, or to the best of BCI's knowledge, any of the persons named in Schedules A, B, C or D, has any plan or proposals which relate to or would result in any of the transactions described in subparagraphs (a) through (j) of
        Item 4 of Schedule 13D.

        ITEM 5.  INTEREST IN SECURITIES OF THE COMPANY.
                 -------------------------------------

                  The Company's authorized capital stock consists of 5,550,000 shares of Common Stock and 30,000,000 shares of Class A Common Stock. Based on information furnished to BCI by the Company, BCI believes that immediately following the purchase of the Shares, there were outstanding 4,913,021 shares of Common Stock and 14,775,088 shares of Class A Common Stock. The Class A Common Stock has voting rights that are generally 1/10th of those held by the Common Stock. In the election of directors, the holders of Class A Common Stock, voting as a separate class, are entitled to elect that number of directors that constitute 25% of the total membership of the board of directors. Holders of the Common Stock, also voting as a separate class, are entitled to elect the remaining directors. For purposes of this
        Schedule 13D, "Capital Stock" means the Common Stock and the Class A Common Stock.

                  (a) For the purpose of Rule 13d-3 promulgated under the Exchange Act, BCI, through Bell BVI, beneficially owns 2,500,000 shares of Class A Common Stock, representing approximately 16.9% of the outstanding Class A Common Stock and 12.7% of the outstanding Capital Stock.

                  By virtue of BCI being an indirect wholly-owned subsidiary of BCE, BCE may be deemed to beneficially own the 2,500,000 Shares which are beneficially owned by BCI.

                  Except as set forth in this Item 5(a), none of the Bell Canada Entities, nor any other person controlling the Bell Canada Entities, nor, to the best of BCI's knowledge, any persons named in Schedule A, B, C or D hereto owns beneficially any Class A Common Stock or Common Stock.

                  (b) BCI, through Bell BVI, has the sole power to vote or to direct the voting of, and the sole power to dispose or to direct the disposition of, the Shares.

                  By virtue of BCI being a wholly-owned subsidiary of BCE, BCE may be deemed to share the voting and disposition power with respect to the Shares.

                  (c) No transactions in Class A Common Stock have been effected during the last 60 days by any Bell Canada Entity, any other person controlling any Bell Canada Entity, or to the best of BCI's knowledge, any of the persons named in Schedule A, B, C or D.

                  (d)  Inapplicable.

                  (e)  Inapplicable.


        ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
                  ------------------------------------------
                  RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE
                  -----------------------------------------------
                  COMPANY.
                  --------

        A.  The Letter of Intent
            --------------------

                  On December 2, 1993, BCETI entered into a letter of intent (the "Letter of Intent") with the Company, Mr. Jones and International, pursuant to which it would (i) invest $275,000,000 in the Company to acquire 10,000,000 shares of Class A Common Stock at a price of $27.50 per share, representing an approximately 30% equity interest in the Company and (ii) purchase from Mr. Jones and International an option (the "Control Option") to acquire a majority of the outstanding shares of Common Stock, which shares give the holder the power to elect 75% of the Board of Directors of the Company. BCI acquired all rights and obligations of BCETI under the Letter of Intent pursuant to the Reorganization described in Item 2.

                  The Letter of Intent provides, among other things, that BCI (i) will be entitled to nominate three members of the Board of Directors of the Company, (ii) will have the right to prior notice and consent over certain actions by the Company, including the authorization and issuance of additional equity securities, amendments to the Articles of Incorporation or bylaws of the Company, the acquisition or sale of assets of the Company over a certain threshold, the incurrence of certain long-term debt and certain corporate reorganizations, (iii) will purchase an additional $125,000,000 of equity securities of the Company, for a total investment in the Company of $400,000,000 and (iv) will have preemptive rights to maintain its then equity interest in the Company. The Letter of Intent also contemplates that BCI and Mr. Jones will refer to the Company certain cable television and wireline business opportunities, and that the Company and BCI will collaborate in a number of technological, operational and other areas.

                  BCI would purchase the Control Option from Mr. Jones and International for a price of $20.00 per share, or approximately $55,000,000 in the aggregate. The Control Option would be exercisable at BCI's option between the seventh and eighth anniversary of the closing, or earlier upon the occurrence of any of the following triggering events: (i) the death or incapacitation of Mr. Jones, (ii) the resignation of Mr. Jones as Chief Executive Officer of the Company or (iii) at any time after the fifth anniversary of the closing if Mr. Jones and International so request.
        If BCI does not exercise the Control Option within an agreed upon time following a triggering event (except in the case of a resignation), or prior to the eighth anniversary of the closing, the Control Option will expire.

                  If BCI elects to exercise the Control Option, each share of Common Stock covered by the Control Option will be purchased at a price per share determined in part by an agreed upon formula and in part by the then current market price for Class A Common Stock. Approximately two-thirds of the exercise price for each such share of Common Stock will be determined by a formula which depends on when the Option is exercised:

                  Anniversary of the            Base Price
                  closing

                       0                             $30.00
                       1                             $40.32
                       2                             $45.16
                       3                             $50.58
                       4                             $56.65
                       5                             $63.44
                       6                             $71.06
                       7                             $79.58
                       8                             $89.13

        The remaining one-third of the exercise price per share would be 120% of the then market price for the Class A Common Stock. The amount paid by BCI to purchase the Control Option will not offset the exercise price if and when the Control Option is exercised.

                  BCI will also have the first right to acquire any shares of Class A Common Stock which Mr. Jones or International desire to sell from time to time in excess of certain amounts. Such shares, if acquired by BCI, would be purchased at the then market price for the Class A Common Stock.

                  The Letter of Intent also contemplates that BCI will invest in two subsidiaries of International, Jones Lightwave, Ltd. ("Lightwave") and Jones Education Networks, Ltd. ("Education"). It is contemplated that BCI will invest approximately $18,000,000 in Education, which would result in BCI owning approximately 15% of the outstanding equity in Education, and $5,000,000 in Lightwave, which would result in BCI owning approximately 50% of the outstanding equity in Lightwave. BCI would also lend Lightwave $5,000,000.

                  The Letter of Intent is subject to the negotiation and execution of mutually acceptable definitive agreements and certain other conditions, including the acquisition by the Company of substantially all the assets of Jones Spacelink, Ltd., the Company's parent company. The parties to the Letter of Intent have agreed to use their reasonable best efforts to prepare definitive agreements; however, the Letter of Intent is only a statement of intent and the parties thereto are not contractually obligated to consummate the proposed transactions. A copy of the Letter of Intent is attached hereto as Exhibit 1.

        B.  Recent Developments
            -------------------

                  On March 28, 1994, BCI and the Company announced that the transactions contemplated by the Letter of Intent were proceeding forward, and that the date for the negotiation of the definitive agreements contemplated by the Letter of Intent had been extended to April 8, 1994. However, in light of the actions of the Federal Communications Commission in February announcing additional rate rollbacks for cable television system operators, the Company and BCI also announced that certain financial terms and the timing of BCI's investment in the Company had been modified. A copy of the press release issued on March 28, 1994 by BCI is attached hereto as Exhibit 5.

                  Pursuant to the Investment Agreement described below, on March 25, 1994, BCI, through its wholly owned subsidiary Bell BVI, purchased the Shares for $22.00 per share, or an aggregate purchase price of $55,000,000. The Shares acquired by Bell BVI were sold by the Company pursuant to an effective Registration Statement under the Securities Act of 1933 (the "1933 Act") covering 6,000,000 shares of Class A Common Stock.

                  Subject to terms and conditions to be agreed upon in the definitive agreements contemplated by the Letter of Intent, the parties currently expect that at the closing of the transactions contemplated by the Letter of Intent, BCI will purchase an additional 7,500,000 shares of Class A Common Stock at the originally agreed upon price of $27.50 per share, resulting in additional proceeds to the Company of $206,250,000. Including the Shares purchased pursuant to the Investment Agreement described below, this will result in aggregate proceeds to the Company of $261,250,000, or an average aggregate investment price per share of $26.125, which represents an approximately 5% reduction from the original price of $27.50 per share. The original commitment of BCI to invest up to $400,000,000 in the Company will remain unchanged, and the remaining $138,750,000 will be invested as originally planned to maintain BCI's 30% interest in connection with anticipated future public offerings of equity securities by the Company.

                  A corresponding 5% reduction will be taken on the per share option deposit price to be paid by BCI to Mr. Jones and International, which will be reduced from $20 per share to $19 per share. The proceeds to Mr. Jones and International will be approximately $52,000,000 under the restructured plan. In addition, the exercise price per share under the Control Option during the first six months will be based entirely on a market-based formula to be agreed, and the fixed portion of the exercise price during the second six-month period will be correspondingly reduced by 5%.

        C.  Investment Agreement and Assignment Agreement
            ---------------------------------------------

                  Pursuant to the Investment Agreement dated
        March 25, 1994 (the "Investment Agreement") between the Company and BCI, BCI agreed to purchase from the Company, and the Company agreed to sell to BCI, 2,500,000 shares of Class A Common Stock (the "Shares"), for a purchase price of $22.00 per share. The terms of the Investment Agreement do not restrict in any way BCI's ability to take any actions as a shareholder or otherwise, including voting the Shares or acquiring additional shares of Class A Common Stock or other securities of the Company. The Investment Agreement also gives BCI the right to designate one observer to attend meetings of the Company's Board of Directors. A copy of the Investment Agreement is attached hereto as Exhibit 2.

                  Pursuant to the Assignment Agreement dated March 25, 1994 (the "Assignment Agreement") between BCI and Bell BVI, BCI assigned its rights, but not its obligations, under
        the Investment Agreement to Bell BVI.   In accordance with
        the terms of the Assignment Agreement, on March 25, 1994 Bell BVI purchased the Shares from the Company. A copy of the Assignment Agreement is attached hereto as Exhibit 3.

        D.  Registration Rights Agreement
            -----------------------------

                  Pursuant to the terms of the Registration Rights Agreement dated March 25, 1994 (the "Registration Rights Agreement") between the Company and BCI, BCI has the right to demand on three separate occasions that the Company register the Shares for sale to the public under the 1933 Act in the event that the transactions contemplated by the Letter of Intent are not consummated. In addition, BCI has the right to participate in registrations by the Company of its equity securities. The Company has agreed to pay the expenses associated with any such registrations. A copy of the Registration Rights Agreement is attached hereto as
        Exhibit 4.

                  The foregoing summaries of the Letter of Intent, Investment Agreement, Registration Rights Agreement and Assignment Agreement are not intended to be complete and are qualified in their entirety by reference to the relevant agreements, copies of which are attached hereto as Exhibits 1, 2, 3 and 4.

        E.  Other Developments
        ----------------------

                  On March 30, 1994, BCI, the Company, Jones Global Group, Inc. and Cable and Wireless plc ("Cable & Wireless") announced the signing of a letter of intent to consolidate their cable television and associated telephony operations in the United Kingdom. The transaction would combine the cable interests of these companies into BCETI Cable Limited, which is currently owned 80% by BCI and 20% by Cable & Wireless.

                  To the best knowledge of BCI, except as referred to or described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons enumerated in Item 2, and any other person, with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

        ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.
                 --------------------------------

             Exhibit 1: Letter of Intent dated as of December 2, 1993 among BCE Telecom International Inc., the Company, International and Mr. Jones, and extension agreement dated March 17, 1994

             Exhibit 2:     Investment Agreement dated as of
                            March 25, 1994 between the Company and
                            BCI

             Exhibit 3:     Assignment Agreement dated as of
                            March 25, 1994 between BCI and Bell BVI

             Exhibit 4: Registration Rights Agreement dated as of March 25, 1994 between the Company and BCI

             Exhibit 5:     BCI Press Release dated March 28, 1994

                                 SIGNATURES
                                 ----------

                  After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

        Date:  April 1, 1994

                                      BELL CANADA INTERNATIONAL INC.



                                      By: /s/ Martine Turcotte
                                         ---------------------------
                                         Name:  Martine Turcotte
                                         Title: General Counsel and
                                                Corporate Secretary

                                                Schedule A
                                                ----------


                     DIRECTORS AND EXECUTIVE OFFICERS
                     OF BELL CANADA INTERNATIONAL INC.

             The name, business address, title, present principal occupation or employment and citizenship of each of the directors and executive officers of Bell Canada International Inc. ("BCI") are set forth below. If no business address is given the director's or officer's business address is 1000, rue de la Gauchetiere West, Bureau 1100, Montreal, Quebec, Canada H3B 4Y8.
             Unless otherwise indicated, each occupation set forth opposite an individual's name refers to BCI.


                            Present Principal
     Name and               Occupation Including
     Relationship           Name and Address
     to BCI                 of Employer(1)                Citizenship
     ------------           -----------------------       -----------

     Derek H. Burney        Chairman of the Board         Canadian
     Director and           and CEO
     Officer

     Jacques B. Berube      Executive Vice-President      Canadian
     Director               Bell Canada
                            1050 Beaver Hall Hill
                            19th Floor
                            Montreal, Quebec H2Z 1S4

     Thomas J. Bourke       President and CEO             Canadian
     Director               Tele-Direct (Publications)
                              Inc.
                            1600 Rene-Levesque Blvd. West
                            Suite 1850
                            Montreal, Quebec H3H 1P9

        --------------------

           (1) Same address as director's or officer's business address except where indicated.

                            Present Principal
     Name and               Occupation Including
     Relationship           Name and Address
     to BCI                 of Employer(1)                Citizenship
     ------------           -----------------------       -----------

     J. Derek M. Davies     Senior Vice-President         Canadian
     Director               BCE Inc.
                            1000 de la Gauchetiere
                              Street West
                            Suite 3700
                            Montreal, Quebec H3B 4Y7

     Josef F. Fridman       Senior Vice-President, Law    Canadian
     Director               BCE Inc.
                            1000 de la Gauchetiere
                              Street West
                            Suite 3700
                            Montreal, Quebec H3B 4Y7

     W. Brian Hewat         President and CEO             Canadian
     Director               Bell Northern Research
                            3500 Carling Avenue
                            Department AAOO - Lab 5
                            P.O. Box 3511, Station C
                            Ottawa, Ontario K1Y 4H7

     Robert Kearney         Chairman                      Canadian
     Director               BCE Telecom Canadian Group
                            BCE Inc.
                            1000 de la Gauchetiere
                              Street West
                            Suite 3700
                            Montreal, Quebec H3B 4Y7

     Gerald T. McGoey       Executive Vice-President      Canadian
     Director               and Chief Financial
                            Officer
                            BCE Inc.
                            1000 de la Gauchetiere
                              Street West
                            Suite 3700
                            Montreal, Quebec H3B 4Y7


        --------------------

           (1) Same address as director's or officer's business address except where indicated.

                            Present Principal
     Name and               Occupation Including
     Relationship           Name and Address
     to BCI                 of Employer(1)                Citizenship
     ------------           -----------------------       -----------

     John T. McLennan       President and CEO             Canadian
     Director               Bell Canada
                            1050 Beaver Hall Hill
                            19th Floor
                            Montreal, Quebec H2Z 1S4

     C. Wesley M. Scott     President and CEO             Canadian
     Director               Stentor Resource Centre
                              Inc.
                            160 Elgin Street
                            Suite 1800
                            Ottawa, Ontario K1G 3J4

     Lynton R. Wilson       Chairman, President           Canadian
     Director               and CEO
                            BCE Inc.
                            1000 de la Gauchetiere
                              Street West
                            Suite 3700
                            Montreal, Quebec H3B 4Y7

     Robert Drolet          Assistant Corporate           Canadian
     Officer                Secretary

     Michael Lisogurski     Group Vice-President          Canadian
     Officer                Business Development

     C.S. Loudiadis         Group Vice-President          Canadian
     Officer                Telecom Services

     Christian M. Paupe     Vice-President                Canadian
     Officer                Corporate Finance             and Swiss

     Serge Rouleau          Vice-President                Canadian
     Officer                Business Development
                            (CALA)

     Richard Roy            Corporate Comptroller         Canadian
     Officer


        --------------------
           (1) Same address as director's or officer's business address except where indicated.

                            Present Principal
     Name and               Occupation Including
     Relationship           Name and Address
     to BCI                 of Employer(1)                Citizenship
     ------------           -----------------------       -----------

     Daniel E. Somers       Senior Vice-President         Canadian
     Officer                and CFO

     Brian A. Tickle        President and Chief           Canadian
     Officer                Operating Officer

     Martine Turcotte       General Counsel and           Canadian
     Officer                Corporate Secretary

     Leonard J. van         Vice-President,               Canadian
     der Heyden             Human Resources
     Officer                and Corporate Services

     Ronald Weiss           Vice-President,               Canadian
     Officer                Business Development
                            (Southeast Asia)

        --------------------
           (1) Same address as director's or officer's business address except where indicated.

                                                Schedule B
                                                ----------


                  DIRECTORS AND EXECUTIVE OFFICERS OF BELL
                    CANADA INTERNATIONAL BVI III LIMITED

             The name, business address, title, present principal occupation or employment and citizenship of each of the directors and executive officers of Bell Canada International BVI III Limited ("Bell BVI") are set forth below. If no business address is given the director's or officer's business address is Arawak Trust Company Limited, Main Street, Road Town, Tortola, British Virgin Islands.

                            Present Principal
     Name and               Occupation Including
     Relationship           Name and Address
     to Bell BVI            of Employer(1)                Citizenship
     -------------          -----------------------       -----------

     David Raworth          Attorney                      British
     Director &             Smith-Hughes Raworth
     President                & McKenzie
                            Arawak Chambers
                            P.O. Box 173
                            Road Town, Tortola
                            British Virgin Islands

     Anthony G. Lynton      Attorney                      Barbadian
     Secretary              Smith-Hughes Raworth
                              & McKenzie
                            Arawak Chambers
                            P.O. Box 173
                            Road Town, Tortola
                            British Virgin Islands

        --------------------

           (1) Same address as director's or officer's business address except where indicated.

                                                Schedule C
                                                ----------


                     DIRECTORS AND EXECUTIVE OFFICERS
                     OF BCE TELECOM INTERNATIONAL INC.

             The name, business address, title, present principal occupation or employment and citizenship of each of the directors and executive officers of BCE Telecom International Inc. ("BCETI") are set forth below. If no business address is given the director's or officer's business address is 1000, rue de la Gauchetiere, Bureau 1100, Montreal, Quebec, Canada H3B 4Y8.
             Unless otherwise indicated, each occupation set forth opposite an individual's name refers to BCETI.


                            Present Principal
     Name and               Occupation Including
     Relationship           Name and Address
     to BCETI               of Employer(1)                Citizenship
     ------------           -----------------------       -----------

     Derek H. Burney        Chairman of the Board         Canadian
     Director & Officer

     Daniel E. Somers       Chief Financial Officer       Canadian
     Director & Officer

     Brian A. Tickle        President                     Canadian
     Director & Officer

     Martine Turcotte       Corporate Secretary           Canadian
     Officer

     Robert Drolet          Assistant Corporate           Canadian
     Officer                Secretary

        --------------------

           (1) Same address as director's or officer's business address except where indicated.

                                                Schedule D
                                                ----------


                DIRECTORS AND EXECUTIVE OFFICERS OF BCE INC.

             The name, business address, title, present principal occupation or employment and citizenship of each of the directors and executive officers of BCE Inc. ("BCE") are set forth below. If no business address is given the director's or officer's business address is 1000 rue de la Gauchetiere West, Bureau 3700, Montreal, Quebec, Canada H3B 4Y7. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to BCE.

                            Present Principal
     Name and               Occupation Including
     Relationship           Name and Address
     to BCE                 of Employer(1)                Citizenship
     ------------           -----------------------       -----------

     Peter A. Allen         Chairman of the Board,        Canadian
     Director               President and Chief
                            Executive Officer
                            Lac Minerals, Ltd.
                            Royal Bank Plaza
                            North Tower
                            Suite 2105, P.O. Box 156
                            Toronto, Ontario M5J 2J4

     Ralph M. Barford       President                     Canadian
     Director               Valleydene Corporation
                              Limited
                            20 Eglinton Avenue West
                            Suite 1903
                            P.O. Box 2026
                            Toronto, Ontario M4R 1K8

        --------------------

           (1) Same address as director's or officer's business address except where indicated.

                            Present Principal
     Name and               Occupation Including
     Relationship           Name and Address
     to BCE                 of Employer(1)                Citizenship
     ------------           -----------------------       -----------

     Warren Chippindale     Retired                       Canadian
     F.C.A.                 Cuttle Street
     Director               P.O. Box 9
                            Mont-Tremblant, Quebec
                            J0T 1Z0

     J.V. Raymond Cyr       Chairman of the Board         Canadian
     O.C.                   Bell Canada
     Director               c/o 1000 de la Gauchetiere
                              Street West
                            Suite 3700
                            Montreal, Quebec H3B 4Y8

     C. William Daniel      Retired                       Canadian
     O.C.                   c/o Bank of Montreal
     Director               4th Floor, 302 Bay Street
                            Toronto, Ontario M5X 1A1

     A. Jean de Grandpre    Founding Director and         Canadian
     C.C., Q.C.             Chairman Emeritus
     Director

     Jeannine Guillevin     Chairman of the Board         Canadian
     Wood                   and CEO
     Director               Guillevin International Inc.
                            400 Montpellier Road
                            St-Laurent, Quebec H4N 2G7

     The Hon. Donald J.     Legal Counsel                 Canadian
     Johnston, P.C. Q.C.    Heenan Blaikie
     Director               1250 Rene-Levesque Blvd.
                              West
                            Suite 2500
                            Montreal, Quebec H3B 4Y1

        --------------------

           (1) Same address as director's or officer's business address except where indicated.

                            Present Principal
     Name and               Occupation Including
     Relationship           Name and Address
     to BCE                 of Employer(1)                Citizenship
     ------------           -----------------------       -----------

     Gerald J. Maier        Chairman of the Board         Canadian
     Director               and CEO
                            TransCanada PipeLines
                              Limited
                            TransCanada Pipelines Tower
                            111, 5th Avenue S.W.
                            29th Floor
                            Calgary, Alberta T2P 3Y6

     E. Neil McKelvey       Legal Counsel                 Canadian
     O.C., Q.C.             Stewart McKelvey Stirling
     Director                 Scales
                            P.O. Box 7289
                            Postal Station A
                            Saint John, New Brunswick
                            E2L 4S6

     J. Edward Newall       President and CEO             Canadian
     O.C.                   NOVA Corporation of Alberta
     Director               P.O. Box 2535, Station M
                            801 - 7th Avenue S.W.
                            Calgary, Alberta T2P 2N6

     Alastair H. Ross       President                     Canadian
     Director               Allaro Resources Ltd.
                            630, 6th Avenue S.W.
                            10th Floor
                            Calgary, Alberta T2P 0S8

     C. Richard Sharpe      Chairman of the Board         Canadian
     Director               Sears Canada Inc.
                            222 Jarvis Street
                            9th Floor
                            Toronto, Ontario M5B 2B8

     Louise B.              Retired                       Canadian
     Vaillancourt C.M.      c/o Tour Banque Nationale
     Director               600 de la Gauchetiere
                              Street West
                            10th Floor
                            Montreal, Quebec H3B 4L2

        --------------------

           (1) Same address as director's or officer's business address except where indicated.

                            Present Principal
     Name and               Occupation Including
     Relationship           Name and Address
     to BCE                 of Employer(1)               Citizenship
     ------------           ------------------------      -----------

     Lynton R. Wilson       Chairman, President           Canadian
     Director and Officer   and CEO

     William D. Anderson    Vice President, Taxation      Canadian
     Officer

     Frederick J. Andrew    Vice-President and            Canadian
     Officer                Treasurer

     Thomas J. Bourke       Group Vice-President,         Canadian
     Officer                Directories of BCE;
                            President and CEO
                            Tele-Direct (Publications) Inc.
                            1600 Rene-Levesque Blvd. West
                            Suite 1850
                            Montreal, Quebec H3H 1P9

     Derek H. Burney        Executive Vice-President      Canadian
     Officer                of BCE;
                            Chairman of the Board and CEO
                            Bell Canada International Inc.
                            1000 de la Gauchetiere
                              Street West
                            Suite 1100
                            Montreal, Quebec H3B 4Y8

     J. Derek M. Davies     Senior Vice-President         Canadian
     Officer                Corporate Strategy

     Josef J. Fridman       Senior Vice-President,        Canadian
     Officer                Law

     Guy Houle              Vice President and            Canadian
     Officer                Corporate Secretary
                            BCE Inc.
                            c/o 1050 Beaver Hall Hill
                            Suite 1420
                            Montreal, Quebec H2Z 1S4

        --------------------

           (1) Same address as director's or officer's business address except where indicated.

     William R. Kerr        Vice President and            Canadian
     Officer                Comptroller

                            Present Principal
     Name and               Occupation Including
     Relationship           Name and Address
     to BCE                 of Employer(1)               Citizenship
     ------------           ------------------------      -----------

     Charles A. Labarge     Vice-President,               Canadian
     Officer                Corporate Services

     Gerald T. McGoey       Executive Vice-President      Canadian
     Officer                and Chief Financial Officer

        --------------------

           (1) Same address as director's or officer's business address except where indicated.

                             INDEX TO EXHIBITS

 No.                 Exhibit                           Page
 --                  -------                           ----


Exhibit 1:     Letter of Intent dated as of December 2,
               1993 among BCE Telecom International
               Inc., the Company, International and Mr.
               Jones, and extension agreement dated
               March 17, 1994

Exhibit 2:     Investment Agreement dated as of
               March 25, 1994 between the Company and
               BCI

Exhibit 3:     Assignment Agreement dated as of
               March 25, 1994 between BCI and Bell BVI

Exhibit 4:     Registration Rights Agreement dated as
               of March 25, 1994 between the Company
               and BCI

Exhibit 5:     BCI Press Release dated March 28, 1994